EXHIBIT 99.11

ASX:ALD | TSX:ALG | AIM:AGLD	26 March 2010

Media Release

Recommencement of Gold Ridge (Solomon Islands)
Project Development

Prime Ministerial and Solomon Islands Parliamentary Visit
Project Development and Reconciliation Ceremonies held
First gold production in early 2011

The Prime Minister of the Solomon Islands, members of the Solomon Island Parliament and community leaders visited the Gold Ridge gold project to mark the official commencement of the project’s re-development.

Allied Gold Limited hosted an official ceremony at Gold Ridge, approximately 40 klms from the Solomon Islands’ capital of Honiara, attended by the Solomon Islands Government officials, the Opposition Leader, Members of the Guadalcanal Provincial Government, Gold Ridge Community Landowner Council, representatives of the Australian Government and various key stakeholders and observers.

Allied Gold Executive Chairman, Mark Caruso, presented the Prime Minister of the Solomon Islands, the Hon. Dr Derek Sikua, with a gold spade to mark the occasion.

Refurbishment and redevelopment at Gold Ridge is expected to take 12 months, with first gold anticipated in early 2011 as part of a planned production of 100,000 – 130,000 ounces per annum.

Some site activities have already commenced, with tailings dewatering and preliminary civil works.  Earlier this month, Allied Gold announced the awarding of its Engineering Procurement and Construction contract to GR Engineering.

Earlier in the week, a formal traditional reconciliation ceremony was held between Gold Ridge community members and Allied Gold Limited.  Executive Chairman Mark Caruso stated, “The significance of events in the last two days cannot be overstated, with a tremendous level of political and stakeholder goodwill channelled towards the success of the project.  The extent of regional media coverage and interest in the ceremonies is testament to this.”

Mark Caruso further added “Although this project is a fundamental step in increasing Allied Gold’s growth profile, the significance to the Solomon Islands and its people is far greater and broader reaching.”

Mark Caruso
Executive Chairman

For more details please contact
Mr Mark Caruso	Executive Chairman	08 9356 2776
Mr Frank Terranova	Chief Financial Officer	07 3252 5911
Simon Jemison	Collins Street Media	03 9224 5319